ING Life Insurance and Annuity Company
Variable Annuity Account C

Opportunity Plus Multiple Option Group Variable Annuity Contracts

**Supplement dated September 7, 2006 to the
Contract Prospectus, Contract Prospectus Summary, and
Statement of Additional Information, each dated April 28, 2006, as supplemented**

This supplement updates certain information contained in your Contract Prospectus, Contract Prospectus Summary, and Statement of Additional Information (SAI). Please read it carefully and keep it with your Contract Prospectus, Contract Prospectus Summary, and SAI.

1. Effective November 6, 2006 the following investment option may be available under your contract:

    ING Global Resources Portfolio (Class S).

2. The minimum and maximum total fund operating expenses shown in the Contract Prospectus and Contract Prospectus Summary will not change with the addition of the fund in Item 1 of this supplement. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

3. The following adds information to Appendix III - Fund Descriptions in the Contract Prospectus:

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING Global Resources Portfolio	Directed Services, Inc. **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.

4. Footnote 4 from the fund list on the cover of the Contract Prospectus is hereby deleted.

    Footnote 3 from the fund list on page 3 of the SAI is hereby deleted.

    Footnote 4 from the fund list on page 3 of the Contract Summary is hereby deleted.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly-owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.